UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Nielsen N.V.

(Name of Issuer)

Common Stock, par value €0.07 per share

(Title of Class of Securities)

N63218106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63218106

1.	Name of reporting person Valcon Acquisition Holdings (Luxembourg) S.à.r.l
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 54,085,666(1)
	6.	Shared voting power 0
	7.	Sole dispositive power 54,085,666(1)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 54,085,666(1)
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) See Item 4 and Item 8 ☐
11.	Percent of class represented by amount in Row (9) 14.4%(1)
12.	Type of reporting person (see instructions) OO

(1) Represents beneficial ownership as of December 31, 2014. As of the date of filing, the reporting person held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding Common Stock.

STATEMENT ON SCHEDULE 13G

Item 1.	(a)	Name of Issuer:

Nielsen N.V. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

85 Broad Street New York, New York 10004

Item 2.	(a)	Name of Person Filing:

Valcon Acquisition Holdings (Luxembourg) S.à.r.l.

	(b)	Address of Principal Business Office, or, if None, Residence:

Valcon Acquisition Holdings (Luxembourg) S.à.r.l. 59, rue de Rollingergrund, L-2440 Luxembourg

	(c)	Citizenship

See Item 4 of cover page.

	(d)	Title of Class of Securities:

Common stock, €0.07 par value per share (“Common Stock”).

	(e)	CUSIP Number:

N63218106

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Valcon Acquisition Holding (Luxembourg) S.à.r.l. (“Luxco”) is a private limited company incorporated under the laws of Luxembourg, the equity interests of which were held as of December 31, 2014 by a private investor group, including affiliates of AlpInvest Partners, The Blackstone Group, The Carlyle Group, Hellman & Friedman, Kohlberg Kravis Roberts & Co. L.P. and Thomas H. Lee Partners. Subsequent to December 31, 2014, affiliates of each of Hellman & Friedman and Thomas H. Lee Partners no longer hold an interest in Luxco. As of December 31, 2014, Luxco held 54,085,666 shares of Common Stock, or 14.4% of the outstanding shares of Common Stock based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014, as reported in the Issuer’s prospectus supplement, dated December 10, 2014, filed with the Securities and Exchange Commission on December 12, 2014.

Each member of the investment group and its affiliates may be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Luxco. However, each such person disclaims membership in any such group and disclaims beneficial ownership of such shares of Common Stock. Affiliates of each of The Blackstone Group, The Carlyle Group and Kohlberg Kravis Roberts & Co. L.P. each have the right to nominate one director of the Issuer.

(b)	Percent of class:

See Item 11 of the cover page, which is based upon Item 9 of the cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Affiliates of each of AlpInvest Partners, The Blackstone Group, The Carlyle Group and Kohlberg Kravis Roberts & Co. L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock pursuant to the shareholders agreement of Luxco. See Item 4 above and Item 8 below.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, as of December 31, 2014, Luxco held 54,085,666 shares of Common Stock, or 14.4% of the outstanding shares of Common Stock based on 375,716,843 shares of Common Stock outstanding as of December 1, 2014. As of the date of filing, Luxco held 46,134,659 shares of Common Stock, representing 12.3% of the outstanding shares of Common Stock and the Hellman & Friedman Funds no longer hold any interest in Luxco. As of December 31, 2014, each of the AlpInvest Funds, Blackstone Funds, Carlyle Funds, Hellman & Friedman Funds, KKR Funds and Thomas H. Lee Funds listed below (collectively, the “Investor Funds”), together with Luxco, was a party to an amended and restated shareholders agreement dated as of August 14, 2013 (the “Luxco Shareholders Agreement”). Given the terms of the Luxco Shareholders Agreements, Luxco, each of the Investor Funds and certain of their respective affiliates may be deemed to be a member of a group at December 31, 2014 exercising voting and investment control over the shares of Common Stock held by Luxco. However, each of such persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock. As of the date of this filing, the Hellman & Friedman Funds and Thomas H. Lee Funds no longer may be deemed to share voting and investment control over the shares of Common Stock held by Luxco under the Luxco Shareholders Agreement and the Hellman & Friedman Funds and Thomas H. Lee Funds no longer hold any interest in Luxco.

Investor Funds

AlpInvest Funds

AlpInvest Partners CS Investments 2006 C.V.

AlpInvest Partners Later Stage Co-Investments Custodian II-A, BV

Blackstone Funds

Blackstone Capital Partners (Cayman) V, L.P.

Blackstone Family Investment Partnership (Cayman) V, L.P.

Blackstone Participation Partnership (Cayman) V, L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD, L.P.

BCP (Cayman) V-S, L.P.

BCP V Co-Investors (Cayman), L.P.

Carlyle Funds

Carlyle Partners IV Cayman, L.P.

CP IV Coinvestment Cayman, L.P.

CEP II Participations S.à r.l. SICAR

Hellman & Friedman Funds

Hellman & Friedman Capital Partners V (Cayman), L.P.

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

Hellman & Friedman Capital Associates V (Cayman), L.P.

KKR Funds

KKR VNU (Millennium) L.P.

KKR Millennium Fund (Overseas), Limited Partnership

KKR VNU Equity Investors, L.P.

Thomas H. Lee Funds

THL (Alternative) Fund V, L.P.

THL Coinvestment Partners, L.P.

THL Equity Fund VI Investors (VNU), L.P.

THL Equity Fund VI Investors (VNU) II, L.P.

THL Equity Fund VI Investors (VNU) III, L.P.

THL Equity Fund VI Investors (VNU) IV, LLC

Putnam Investment Holdings, LLC

Putnam Investments Employees’ Securities Company I LLC

Putnam Investments Employees’ Securities Company II LLC

Putnam Investments Employees’ Securities Company III LLC

Thomas H. Lee Investors Limited Partnership

Thomas H. Lee (Alternative) Parallel Fund V, L.P.

Thomas H. Lee (Alternative) Cayman Fund V, L.P.

Thomas H. Lee (Alternative) Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

VALCON ACQUISITION HOLDING (LUXEMBOURG) S.À.R.L.
By:	/s/ Harris Black
Name:	Harris Black
Title:	Attorney-in-Fact